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                             March 9, 2023

       Ruowen Li
       Chief Executive Officer
       Qilun Group Inc.
       Room 2201, Modern International Building, No. 3038
       Jintian Road, Gangxia Community, Futian Street
       Futian District, Shenzhen City, Guangdong Province
       People   s Republic of China

                                                        Re: Qilun Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 27,
2023
                                                            File No. 333-268512

       Dear Ruowen Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed February 27, 2023

       Cover Page

   1. We note that there have been a number of developments related to the China Securities
                                                        Regulatory Commission
and its related statutes and regulations, in particular the February
                                                        17, 2023 Trial
Administrative Measures of Overseas Securities Offering and Listing by
                                                        Domestic Enterprises
and the five application guidelines, which will take effect on March
                                                        31, 2023. Please revise
the prospectus cover page and prospectus throughout based on the most up to date
information.
 Ruowen Li
Qilun Group Inc.
March 9, 2023
Page 2
2. We note your response to comment 4 and reissue in part. We note your disclosure here and in The Offering section on page 8 that you intend to seek a quotation on the OTCQB.
       We also note references throughout the prospectus to a Nasdaq listing. Please delete all such references as you do not appear to be seeking a Nasdaq listing and revise the prospectus throughout accordingly.
Cooperation Agreement on Sales Commissions, page 69

3. We note your response to comment 6 and reissue in part. Please disclose clearly whether the Cooperation Agreement has been renewed.
Plan of Distribution, page 82

4. We note your response to comment 5 and reissue in part. We acknowledge the changes you have made on the prospectus cover page to the registration statement, but the Plan of
       Distribution still contains the previous inconsistent description of the offering terms.
       Please clarify this discrepancy.
Item 8. Exhibits and Financial Schedules
(a) Exhibits
Exhibit 23.1, page II-1

5. We note your response to our prior comment 8. The audit report is dated November 22,
       2022. The consent refers to an audit report dated February 24, 2023. Please advise and revise accordingly.
       You may contact Aamira Chaudhry at 202-551-3389 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameRuowen Li
                                                            Division of
Corporation Finance
Comapany NameQilun Group Inc.
                                                            Office of Trade &
Services
March 9, 2023 Page 2
cc:       Eric Mendelson
FirstName LastName